SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

One Horizon Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

68235H 304

(CUSIP Number)

Zhanming Wu
c/o Dachao Asset Management (Shanghai) Co., LTD.
Room 703, No.5, Lane 868, Puming Road, Pudong New District
Shanghai, China 200120

86-21-68772818-801

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68235H 304	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON
Zhanming Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,484,039
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
15,484,039
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,484,039[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3%[2]
14	TYPE OF REPORTING PERSON
IN

1 See Item 5 herein.

2 This percentage is calculated based upon 63,597,022 shares of the Issuer’s common stock outstanding as of October 9, 2018, based on information contained in the Issuer’s registration statement on Form S-3 filed on October 9, 2018, plus an additional 129,630 shares of the Issuer’s common stock, in aggregate, issuable upon the exercise of the Class C Warrant and the Class D Warrant by the Reporting Person.

SCHEDULE 13D

CUSIP No. 68235H 304	Page 3 of 9 Pages

This Amendment No. 4 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 14, 2017 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on December 14, 2017, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on April 10, 2018, and Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on May 17, 2018 with respect to shares of the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The Issuer’s principal executive office is located on 34 South Molton Street, London W1K 5RG, United Kingdom. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Schedule 13D/A.

Item 2.  Identify and Background

Item 2(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c)	The Reporting Person is currently Chairman of the board of directors of Dachao Asset Management (Shanghai) Co., LTD., an asset management firm located at Room 703, No.5, Lane 868, Puming Road, Pudong New District, Shanghai, China 200120.

Item 3.  Source or Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

On or about October 15, 2018, pursuant to the terms of a Settlement Agreement dated as of October 15, 2018, by and among the Reporting Person, the Issuer, Mark White, Martin Ward, Richard Vos, Nicholas Carpinello, and Robert Law (the “Settlement Agreement”), the Issuer issued 354,409 shares of Common Stock to the Reporting Person. The number of shares of Common Stock issued to the Reporting Person was determined by dividing $100,000 by the average of the closing prices of the Issuer’s shares of Common Stock on The NASDAQ Stock Market during the five consecutive trading days preceding entry into the Settlement Agreement. In the Settlement Agreement, the Issuer agreed to reimburse the Reporting Person $100,000 in the form of shares of Common Stock in lieu of cash, which amount reflects a portion of the legal expenses incurred by the Reporting Person in prosecuting two actions against the Issuer and its directors in the Delaware Court of Chancery, captioned (i) Zhanming Wu, Plaintiff, adv. Mark White, Martin Ward, Richard Vos, Nicholas Carpinello, and Robert Law, Defendants, and One Horizon Group, Inc., Nominal Defendant, C.A. No. 2018-0427-JRS (the “225 Action”), and (ii) Zhanming Wu, Plaintiff, adv. Mark White, Martin Ward, Richard Vos, Nicholas Carpinello, and Robert Law, Defendants, and One Horizon Group, Inc., Nominal Defendant, C.A. No. 2018-0387-JRS (the “Injunction Action,” and together with the 225 Action, the “Delaware Actions”). The Settlement Agreement provides for the resolution of the Delaware Actions on the terms and subject to the conditions set forth in the Settlement Agreement.

SCHEDULE 13D

CUSIP No. 68235H 304	Page 4 of 9 Pages

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as set forth below:

The information contained in Item 3 of the Schedule 13D, as amended and supplemented by this Schedule 13D/A, is incorporated herein by reference.

The Settlement Agreement provides, among other things, for the following:

•	The issuance to the Reporting Person of 354,409 shares of Common Stock as described in Item 3 to this Schedule 13D/A.

•	The issuance to the Reporting Person of a 7% promissory note by the Issuer and payable to the Reporting Person in the principal amount of $500,000 due August 31, 2019, which the Issuer was obligated to issue previously to the Reporting Person as part of the consideration for the conversion of the Issuer’s 8% Series A Convertible Debenture due December 22, 2017 previously held by the Reporting Person.

•	The right of the Reporting Person to designate two members for appointment and election, as applicable, to the Issuer’s board of directors (the “Board”) from and after the date of the Settlement Agreement through and including the earlier of (i) the date as of which the number of shares of Common Stock beneficially owned by the Reporting Person shall be less than four million five hundred thousand (4,500,000) shares and shall represent less than ten percent (10%) of the number of shares of Common Stock of the Issuer then outstanding and (ii) December 31, 2020, but in no event prior to the Issuer’s 2019 annual meeting of the stockholders (the earlier of such dates being the “Expiration Date”). To facilitate the designation, appointment, and election of such directors by the Reporting Person, the Issuer is obligated under the Settlement Agreement to increase the authorized number of directors on the Issuer’s Board by two directorships, providing for a total of seven directors, and is obligated to fill the newly created directorships by appointing the two individuals designated by the Reporting Person. The Reporting Person intends to designate two such directors, but has not done so as of the date of this Schedule 13D/A. In furtherance of the foregoing, the Settlement Agreement also obligates the Issuer, from the date of the Settlement Agreement until the Expiration Date, to take certain actions to facilitate the appointment and election of the directors designated by the Reporting Person, including nominating such directors for election at the Issuer’s annual and special meetings relating to the election of directors. In addition, in the Settlement Agreement, Mark White (a director, a stockholder, and the President and Chief Executive Officer of the Issuer) and Martin Ward (a director, a stockholder, and the Chief Financial Officer of the Issuer) agreed, from and after the date of the Settlement Agreement until the Expiration Date, to vote in favor of the directors designated by the Reporting Person at any meeting or action by written consent to elect directors, to appoint the Reporting Person as their irrevocable proxy and attorney-in-fact to vote the shares of Common Stock of Messrs. White and Ward in favor of the directors designated by the Reporting Person, and to take related actions in support of the foregoing.

•	The filing of a registration statement on Form S-3 under the Securities Act of 1933 for the resale by the Reporting Person of all 15,484,039 shares of Common Stock owned by the Reporting Person (which number includes 129,630 shares of the Issuer’s Common Stock, in aggregate, issuable upon the exercise of the Class C Warrant and the Class D Warrant held by the Reporting Person), as further provided and subject to the conditions set forth in the Settlement Agreement. The registration statement is required to be filed no later than ten days after the date the Settlement Agreement was entered into. The Settlement Agreement also provides that, if the registration statement filed to register the resale of the Reporting Person’s shares of Common Stock is not declared effective by the Securities and Exchange Commission on or prior to 60 days after filing the registration statement, then for each 30-day period that the registration statement ceases to be effective, the Reporting Person is entitled to liquidated damages in a number of additional shares equal to 3% of the aggregate number of shares of Common Stock owned by the Reporting Person that remain unsold and not registered on an effective registration statement (up to a maximum of 15% of the aggregate number of shares of Common Stock owned by the Reporting Person).

SCHEDULE 13D

CUSIP No. 68235H 304	Page 5 of 9 Pages

Other than as described in this Schedule 13D/A, the Reporting Person has no current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)–(j) of Schedule 13D, though the Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors, or to change his intention with respect to any or all of the matters referred to in this Item 4.

Additionally, the Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time in the future express his views to and/or meet with the Issuer’s management and/or Board. The Reporting Person may in the future formulate plans or proposals regarding the Issuer’s business, strategies, assets, corporate governance, Board composition and other matters related to the Issuer. The Reporting Person may take positions or make proposals with respect to the foregoing, as a means of enhancing shareholder value, and may change his intention with respect to any and all matters referred to in this Item 4. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a)	As of October 22, 2018, the Reporting Person may be deemed to beneficially own, or may be deemed to have the right within 60 days to acquire beneficial ownership of, 15,484,039 shares of Common Stock, constituting approximately 24.3% of shares outstanding as of October 9, 2018, based on information contained in the Issuer’s registration statement on Form S-3 filed on October 9, 2018, plus an additional 129,630 shares of the Issuer’s common stock, in aggregate, issuable upon the exercise of the Class C Warrant and the Class D Warrant by the Reporting Person, which warrants currently have exercise prices of $18.00 per share and $21.00 per share, respectively. The amount of Common Stock underlying the Class C Warrant and Class D Warrant and the exercise prices have been adjusted to account for the Issuer’s 6:1 reverse stock split, which was completed on April 14, 2017.

Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b)	The Reporting Person has sole power to vote and to dispose of the 15,484,039 shares of Common Stock that may be deemed to be beneficially owned by him.

SCHEDULE 13D

CUSIP No. 68235H 304	Page 6 of 9 Pages

Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c)	The information contained in Items 3, 4, and 5(a) of the Schedule 13D, as supplemented and amended by this Schedule 13D/A, is incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

The information contained in Items 3, 4, and 5 of the Schedule 13D, as supplemented and amended by this Schedule 13D/A, is incorporated herein by reference.

The Settlement Agreement provides that each of the Delaware Actions will be stayed immediately following the appointment by the Issuer’s Board of two directors designated by the Reporting Person, which appointment has not yet occurred. The Settlement Agreement further provides that the 225 Action will be dismissed without prejudice by the Reporting Person upon the re-election at the Issuer’s 2018 annual meeting of stockholders of the two directors designated by the Reporting Person. In addition, with respect to the Injunction Action, the Settlement Agreement provides that the Injunction Action will be dismissed with prejudice by the Reporting Person upon the satisfaction of several conditions specified in the Settlement Agreement, including, without limitation, (i) delivery to the Reporting Person of the 7% promissory note referenced in Item 4 of this Schedule 13D/A; (ii) delivery to the Reporting Person of the 354,409 shares of Common Stock as described in Item 3 to this Schedule 13D/A; (iii) registration of all 15,484,039 shares of Common Stock owned by the Reporting Person pursuant to an effective registration statement under the Securities Act of 1933; (iv) the two directors designated by the Reporting Person becoming and serving as members of the Issuer’s Board; (v) delivery to the Reporting Person of the proxies of Messrs. White and Ward referenced in Item 4 of this Schedule 13D/A; and (vi) delivery to the Reporting Person of a release executed on behalf of the Issuer and each of the director defendants in the Injunction Action in favor of the Reporting Person.

Under the Settlement Agreement, the Reporting Person may lift the stay of the Delaware Actions and prosecute those actions if certain events occur or certain conditions fail to be satisfied. For example, if the re-election of the two directors designated by the Reporting Person by the Issuer’s stockholders does not occur at the Issuer’s 2018 annual meeting of stockholders or such meeting is not to be held on or before December 27, 2018, the Reporting Person has the right in his sole discretion to prosecute the 225 Action. In addition, if dismissal conditions set forth in the Settlement Agreement, and described in part above, fail to be satisfied at any time on or after March 1, 2019, the Reporting Person has the right in his sole discretion to prosecute the Injunction Action.

The Settlement Agreement also provides that certain letter agreements previously entered into between the Reporting Person and the Issuer and, as applicable, Messrs. White and Ward, including the Side Letter Agreement dated August 2, 2017 (attached as Exhibit 7 to this Schedule 13D), the Agreement dated September 4, 2017 (attached as Exhibit 5 to this Schedule 13D), the undated and currently not effective letter from Mark White regarding his future resignation as Chief Executive Officer of the Issuer (attached as Exhibit 10 to this Schedule 13D), and the undated and currently not effective letter from Martin Ward regarding his future resignation as Chief Financial Officer of the Issuer (attached as Exhibit 11 to this Schedule 13D), will not be enforceable by the Reporting Person if the Injunction Action is dismissed and certain other conditions are satisfied between such time and September 30, 2019, and that such agreements will become null and void on and after October 1, 2019 if the Injunction Action is dismissed.

SCHEDULE 13D

CUSIP No. 68235H 304	Page 7 of 9 Pages

Other than as set forth above, the Reporting Person has no contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to the Schedule 13D:

Exhibit 1-	Securities Purchase Agreement dated December 22, 2014 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 2-	Form of Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 3-	Form of Amended and Restated Class C Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 4-	Form of Amended and Restated Class D Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 5-	Agreement, dated September 4, 2017, by and between the Issuer and Zhanming Wu with respect to the Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2017 and incorporated herein by reference)

Exhibit 6-	Letter, dated September 14, 2017, from Mark B. White to Zhanming Wu with respect to the Common Stock (Previously filed as an exhibit to the Reporting Person’s Schedule 13D/A filed with the SEC on December 14, 2017 and incorporated herein by reference)

Exhibit 7-	Side Letter Agreement, dated August 2, 2017, from Dachao Asset Management (Shanghai) Co., LTD, on behalf of Zhanming Wu, to the Issuer (Previously filed as an exhibit to the Reporting Person’s Schedule 13D/A filed with the SEC on April 10, 2018 and incorporated herein by reference)

Exhibit 8-	Letter, dated May 14, 2018 from Zhanming Wu to the Issuer with respect to Zhanming Wu’s decision to exercise his right to designate four members to the Issuer’s Board of Directors (Previously filed as an exhibit to the Reporting Person’s Schedule 13D/A filed with the SEC on May 14, 2018 and incorporated herein by reference)

SCHEDULE 13D

CUSIP No. 68235H 304	Page 8 of 9 Pages

Exhibit 9-	Settlement Agreement, dated as of October 15, 2018, by and among Zhanming Wu, One Horizon Group, Inc., Mark White, Martin Ward, Richard Vos, Nicholas Carpinello, and Robert Law*

Exhibit 10-	Undated Letter from Mark White regarding his future resignation as Chief Executive Officer of the Issuer*
Exhibit 11-	Undated Letter from Martin Ward regarding his future resignation as Chief Financial Officer of the Issuer*

* Filed herewith

SCHEDULE 13D

CUSIP No. 68235H 304	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Dated as of October 22, 2018

By:	/s/ Zhanming Wu
Name: Zhanming Wu